Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended
	June 29, 2001	June 28, 2002	June 27, 2003	June 25, 2004	June 24, 2005
Earnings:
Income (loss) before income taxes	$(12,991)	$(65,076)	$(92,572)	$45,182	$(26,546)
Add:
Interest expensed	109	146	317	87	680
Interest capitalized	—	—	—	—	—
Interest component of rent expense	1,802	1,206	1,742	1,782	2,255

Earnings as defined	$(11,080)	$(63,724)	$(90,513)	$47,051	$(23,611)

Fixed charges:
Interest expensed	$109	$146	$317	$87	$680
Interest capitalized	—	—	—	—	—
Interest component of rent expense	1,802	1,206	1,742	1,782	2,255

Fixed charges as defined	$1,911	$1,352	$2,059	$1,869	$2,935

Ratio of earnings to fixed charges	— (a)	— (a)	— (a)	25.2	— (a)

(a)	Earnings were insufficient to cover fixed charges by $12,991, $65,076, $92,572 and $26,546 for the years ended June 29, 2001, June 28, 2002, June 27, 2003 and June 24, 2005, respectively.

The ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges.

Earnings consist of net income or loss, to which has been added fixed charges and taxes based upon income or loss.

Fixed charges consist of interest expense on borrowing, including capitalized interest during the period, and an interest component of rent expense.

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